Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-143769

Supplement No. 1

to Prospectus Dated June 15, 2007 and Prospectus Supplement Dated June 15, 2007

of

XILINX, INC.

Relating to

$1,000,000,000 Junior Subordinated Convertible Debentures due 2037

and

Shares of Common Stock Issuable upon Conversion of the Debentures

This supplement no. 1 relates to the resale by selling securityholders of Xilinx’s Junior Subordinated Convertible Debentures Due 2037 and the shares of Xilinx common stock issuable upon conversion of the debentures.

You should read this supplement no. 1 in conjunction with the prospectus dated June 15, 2007 and the prospectus supplement dated June 15, 2007, which should be delivered in conjunction with this supplement. This supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement. This supplement is qualified by reference to the prospectus and prospectus supplement, except to the extent that the information provided by this supplement supersedes information contained in the prospectus supplement.

Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-7 of the prospectus supplement dated June 15, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the prospectus dated June 15, 2007, or the prospectus supplement dated June 15, 2007. Any representation to the contrary is a criminal offense.

The table under the caption “Selling Securityholders” beginning on page S-71 of the prospectus supplement is hereby supplemented and amended by adding certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to June 29, 2007. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which this supplement is a part, if and when necessary.

We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement, the prospectus supplement dated June 15, 2007, and the prospectus dated June 15, 2007, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

Except as set forth below, the selling securityholders listed in the table below do not have, nor within the past three years have had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of its debentures since the date on which it provided the information regarding its debentures.

Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned and Offered (USD)(4)	Percentage of Debentures Outstanding (%)	Number of Shares of Common Stock Beneficially Owned(1)(2)	Number of Shares of Common Stock Offered(1)	Number of Shares of Common Stock Beneficially Owned after the Offering(2)(3)	Natural Person(s) with Voting or Investment Power
Citigroup Global Markets Inc.	13,900,000	1.39	445,799	445,799	0	Citigroup Inc.
OCM Convertible Trust	1,150,000	*	36,883	36,883	0	(5)
Delta Air Lines Master Trust – CV	442,000	*	14,176	14,176	0	(5)
Delaware Public Employees Retirement System	2,005,000	*	64,304	64,304	0	(5)
Chrysler Corporation Master Retirement Trust	3,565,000	*	114,336	114,336	0	(5)
Vanguard Convertible Securities Fund, Inc.	6,485,000	*	207,986	207,986	0	(5)
Delta Pilots Disability & Survivorship Trust – CV	435,000	*	13,951	13,951	0	(5)
Microsoft Capital Group, L.P.	355,000	*	11,386	11,386	0	(5)
Qwest Occupational Health Trust	255,000	*	8,178	8,178	0	(5)
The Travelers Indemnity Company	1,440,000	*	46,183	46,183	0	(5)
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	345,000	*	11,065	11,065	0	(5)

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Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned and Offered (USD)(4)	Percentage of Debentures Outstanding (%)	Number of Shares of Common Stock Beneficially Owned(1)(2)	Number of Shares of Common Stock Offered(1)	Number of Shares of Common Stock Beneficially Owned after the Offering(2)(3)	Natural Person(s) with Voting or Investment Power
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	190,000	*	6,094	6,094	0	(5)
International Truck & Engine Corporation Retiree Health Benefit Trust	205,000	*	6,575	6,575	0	(5)
UnumProvident Corporation	515,000	*	16,517	16,517	0	(5)
F.M. Kirby Foundation, Inc.	620,000	*	19,885	19,885	0	(5)
OCM Global Convertible Securities Fund	450,000	*	14,432	14,432	0	(5)
Virginia Retirement System	3,210,000	*	102,951	102,951	0	(5)
Qwest Pension Trust	1,500,000	*	48,108	48,108	0	(5)
ACE Tempest Reinsurance Ltd.	800,000	*	25,657	25,657	0	(5)
National Railroad Retirement Investment Trust	1,930,000	*	61,899	61,899	0	(5)
Trust for the Defined Benefit Plans of ICI American Holdings, Inc.	320,000	*	10,263	10,263	0	(5)
Arlington County Employees Retirement System	693,000	*	22,226	22,226	0	(5)
AIP Convertible Arbitrage Fund of a Series of Underlying Fund Trust	1,000,000	*	32,072	32,072	0	Cathy Burdick
Redbrick Capital Master Fund, LTD	25,000,000	2.50	801,796	801,796	0	Jeff Baum and Tony Morgan
SGAM AI Boreal	6,500,000	*	208,467	208,467	0	Mark Friedman
Altma Fund Sicav PLC (In Respect of Trinity Sub Fund	3,232,000	*	103,656	103,656	0	Mark Friedman
AM Master Fund I, LP	11,259,000	1.13	361,097	361,097	0	Mark Friedman
AM International E MAC 63 LTD	9,009,000	*	288,935	288,935	0	Mark Friedman

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Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned and Offered (USD)(4)	Percentage of Debentures Outstanding (%)	Number of Shares of Common Stock Beneficially Owned(1)(2)	Number of Shares of Common Stock Offered(1)	Number of Shares of Common Stock Beneficially Owned after the Offering(2)(3)	Natural Person(s) with Voting or Investment Power
PBGC Maintenance	168,000	*	5,388	5,388	0	Chris Dialynas

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s debentures at a conversion rate of 32.0760 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Further, pursuant to the terms of the debentures, upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of debentures to be converted and the total conversion obligation. We will deliver shares of our common stock, cash or a combination thereof, at our option for the remainder, if any, of our conversion obligation. Accordingly, the number of shares of our common stock we would actually deliver upon conversion of any debentures would be lower than the number shown for any holder of debentures in this table above. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of Debentures— Repurchase of the Debentures by Us at the Option of Holders Upon a Fundamental Change” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of Debentures—Conversion Rights.”

(2)	The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock, calculated based on 298,017,510 shares of common stock outstanding as of June 11, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(3)	For the purposes of computing the number and percentage of debentures and shares to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholder named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned. We also assume that unnamed holders of debentures, or any future transferees, pledgees, donees or successors of from any such holder, do not beneficially own any common stock other than that issuable upon conversion of the debentures.

(4)	The maximum principal amount of debentures that may be sold under this prospectus and prospectus supplement will not exceed $1,000,000,000.

(5)	Oaktree Capital Management L.P. (“Oaktree”) is the investment manager of the Selling Securityholder with respect to the aggregate principal amount of Registrable Securities set forth. It does not own any equity interest in the Selling Securityholder, but has voting and dispositive power over the aggregate principal amount of Registrable Securities set forth. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the Selling Securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the Registrable Securities held by the Selling Securityholder, except for their pecuniary interest therein.

The date of this supplement no. 1 is July 2, 2007.

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